Exhibit 99.1

Press Release

Sanofi completes acquisition of Inhibrx, Inc.

Paris, May 30, 2024. Sanofi announced today the completion of its acquisition of Inhibrx, Inc. (“Inhibrx”). The acquisition adds SAR447537 (formerly INBRX-101) to Sanofi’s rare disease pipeline, underscoring the company’s commitment to pursuing differentiated and potential best-in-class medicines that build upon our existing strengths and capabilities.

SAR447537 is a human recombinant protein that holds the promise of allowing alpha-1 antitrypsin deficiency (AATD) patients to achieve normalization of serum AAT levels with less frequent (monthly vs. weekly) dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lung with progressive deterioration of the tissue. SAR447537 may help to reduce inflammation and prevent further deterioration of lung function in affected individuals.

The former holders of shares of Inhibrx common stock voted to approve the acquisition at a special meeting of stockholders on May 24, 2024. Upon the closing of the acquisition, former shareholders of Inhibrx became entitled to receive $30.00 per share in cash, which represents a total equity value of approximately $1.7 billion (on a fully diluted basis), as well as one contingent value right per share to receive $5.00 upon the achievement of a regulatory milestone.

Sanofi completed its acquisition of Inhibrx through the merger of an indirect, wholly owned subsidiary of Sanofi with and into Inhibrx, with Inhibrx continuing as the surviving corporation and becoming an indirect, wholly owned subsidiary of Sanofi.

Prior to the closing of the acquisition, Inhibrx completed the spin-off of Inhibrx Biosciences, Inc. (“Inhibrx Biosciences”), distributing 92% of Inhibrx Biosciences’s shares to holders of shares of Inhibrx common stock as of May 17, 2024. Inhibrx Biosciences, which was a wholly owned subsidiary of Inhibrx prior to the distribution, acquired all of the assets of Inhibrx not related to SAR447537, which include INBRX-109 and INBRX-1061, as well as all Inhibrx employees, pursuant to an internal reorganization. Inhibrx continues to own the remaining 8% of Inhibrix Biosciences following the completion of the transactions. Inhibrx Biosciences began trading on the NASDAQ Global Market on May 30, 2024, under the ticker “INXB” and, beginning on May 31, 2024, will trade under the ticker “INBX”.

As of May 30, 2024, Inhibrx common stock will cease to be traded on the NASDAQ Global Market and will be subsequently deregistered.

Lazard acted as exclusive financial advisor to Sanofi and Weil, Gotshal & Manges LLP acted as its legal counsel. Centerview Partners LLC acted as exclusive financial advisor to Inhibrx and Paul, Weiss, Rifkind, Wharton and Garrison LLP served as legal counsel.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul  |  + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland  |  +1 215 432 0234 |  evan.berland@sanofi.com

Victor Rouault  |  + 33 6 70 93 71 40 |  victor.rouault@sanofi.com

Timothy Gilbert  |  + 1 516 521 2929 |  timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen  |+ 44 7545 513 693 |  thomas.larsen@sanofi.com

Alizé Kaisserian  |  + 33 6 47 04 12 11 |  alize.kaisserian@sanofi.com

Arnaud Delépine  |  + 33 6 73 69 36 93 |  arnaud.delepine@sanofi.com

Corentine Driancourt  |  + 33 6 40 56 92 21 |  corentine.driancourt@sanofi.com

Felix Lauscher  |  + 1 908 612 7239 |  felix.lauscher@sanofi.com

Tarik Elgoutni| + 1 617 710 3587 |  tarik.elgoutni@sanofi.com

Nathalie Pham  |  + 33 7 85 93 30 17 |  nathalie.pham@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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